January 25, 2010	Exhibit (a)(1)(x)

MID EUROPA PARTNERS COMPLETES TENDER OFFER FOR INVITEL HOLDINGS A/S

Mid Europa Partners (“Mid Europa”) announced today that it has completed its tender offer to purchase any and all of the outstanding ordinary shares, par value €0.01 per share (“Invitel Shares”), and any and all of the American Depositary Shares, each representing one Invitel Share (“Invitel ADSs”), of Invitel Holdings A/S (“Invitel”) (NYSE Amex: IHO).

The offer and withdrawal rights expired at 12:00 midnight, New York City time, on Friday, January 22, 2010.  According to the report of the settlement agent for the offer, a total of 2,900,489 Invitel Shares and Invitel ADSs have been tendered and not withdrawn, including Invitel ADSs subject to guaranteed delivery.  As a result of the offer, Mid Europa will own approximately 91.8% of the outstanding Invitel Shares (including Invitel Shares represented by Invitel ADSs).  Mid Europa intends to make prompt payment for the Invitel Shares and Invitel ADSs properly tendered and accepted, and in the case of Invitel ADSs tendered by guaranteed delivery procedures, after timely delivery of such Invitel ADSs and required documentation.

Mid Europa intends to acquire the remaining Invitel Shares not owned by Mid Europa in a subsequent compulsory acquisition procedure under Danish law at the same per share cash price offered and paid in the tender offer.

ABOUT MID EUROPA PARTNERS

Mid Europa Partners is a leading independent private equity firm focused on Central and Eastern Europe. Operating from London, Budapest and Warsaw, Mid Europa Partners advises and manages funds with asset value of approximately €3.2 billion. The Mid Europa Partners team has been investing in Central and Eastern Europe since 1999.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S, formerly Hungarian Telephone and Cable Corp., operating under the Invitel brand name, is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary with more than 1 million customers in Hungary.  In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements about the expected effects, timing and completion of the proposed transaction and all other statements in this release other than historical facts, constitute forward-looking statements.  You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “would,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern our strategy, plans or intentions.  These statements are based on current expectations and involve risks and uncertainties relating to, among other things, general economic factors, business and capital market conditions, general industry trends, changes in tax law requirements and government regulation.  Mid Europa does not undertake publicly to update or revise any forward-looking statement that may be made in this release, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media Contact:

David Westover/Agnès Riousse
Citigate
+44 (0) 20 7638 9571